UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang Chief Financial Officer

Date: May 17, 2017

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EXHIBIT INDEX

Exhibit 99.1 – Press Release

3

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR

THE FIRST QUARTER OF 2017

SHANGHAI, May 15, 2017 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited financial results for the first quarter of 2017.

FIRST QUARTER 2017 FINANCIAL HIGHLIGHTS

•	Net revenues in the first quarter of 2017 were RMB713.2 million (US$103.6 million), a 17.5% increase from the corresponding period in 2016.

(RMB millions, except percentages)	Q1 2016	Q1 2017	YoY Change
Wealth management	463.6	562.0	21.2%
Asset management	137.7	126.4	(8.2%)
Internet financial services	5.8	24.8	326.7%

Total net revenues	607.2	713.2	17.5%

•	Income from operations in the first quarter of 2017 was RMB256.8 million (US$37.3 million), a 13.0% increase from the corresponding period in 2016.

(RMB millions, except percentages)	Q1 2016	Q1 2017	YoY Change
Wealth management	133.2	209.2	57.1%
Asset management	146.6	78.7	(46.3%)
Internet financial services	(52.5)	(31.1)	N/A

Total income from operations	227.3	256.8	13.0%

•	Net income attributable to Noah shareholders in the first quarter of 2017 was RMB217.0 million (US$31.5 million), a 9.0% increase from the corresponding period in 2016.

•	Non-GAAP[1] net income attributable to Noah shareholders in the first quarter of 2017 was RMB237.2 million (US$34.5 million), a 10.9% increase from the corresponding period in 2016.

FIRST QUARTER 2017 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business offers wealth management products and provides comprehensive financial services to high net worth individuals, enterprise and institutional clients in China. Through our wealth management business, we primarily distribute onshore and offshore fixed income products, private equity products, secondary market products and insurance products.

[1]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.

•	The total number of registered clients as of March 31, 2017 was 148,505, a 40.7% increase from March 31, 2016.

•	The total number of active clients[2] during the first quarter of 2017 was 4,362, an 11.8% decrease from the corresponding period in 2016.

•	The aggregate value of wealth management products distributed by the Company during the first quarter of 2017 was RMB32.7 billion (US$4.8 billion), a 31.7% increase from the corresponding period in 2016.

Product type	Three months ended March 31,
	2016		2017
	(RMB in billions, except percentages)
Fixed income products	16.1	65.1%	22.1	67.6%
Private equity products	6.1	24.4%	9.1	27.8%
Secondary market equity fund products	2.3	9.3%	1.1	3.4%
Other products	0.3	1.2%	0.4	1.2%

All products	24.8	100.0%	32.7	100.0%

•	The average transaction value per client[3] in the first quarter of 2017 was RMB7.5 million (US$1.1 million), a 49.4% increase from the corresponding period in 2016.

•	The coverage network included 199 branches and sub-branches covering 74 cities as of March 31, 2017, up from 185 branches and sub-branches covering 71 cities as of December 31, 2016, and 166 branches and sub-branches covering 68 cities as of March 31, 2016.

•	The number of relationship managers was 1,251 as of March 31, 2017, up from 1,169 and 1,137 as of December 31, 2016 and March 31, 2016, respectively.

Asset Management Business

Gopher Asset Management (“Gopher”), the Company’s subsidiary, is a leading alternative asset manager in China. Gopher develops and manages private equity, real estate, secondary market and other investments denominated in both Renminbi and foreign currencies.

•	The total assets under management as of March 31, 2017 were RMB129.6 billion (US$18.8 billion), a 7.1% increase from December 31, 2016 and a 36.9% increase from March 31, 2016.

Product type	As of December 31, 2016		Asset Growth	Asset Expiration/ Redemption	As of March 31, 2017
	(RMB billions, except percentages)
Real estate investments	23.2	19.2%	9.5	12.9	19.8	15.3%
Private equity investments	61.7	51.0%	8.6	0.6	69.6	53.8%
Secondary market investments	8.3	6.9%	0.1	1.5	6.9	5.3%
Other investments	27.8	23.0%	10.1	4.7	33.2	25.6%

All products	120.9	100.0%	28.2	19.6	129.6	100.0%

Internet Financial Service Business

The Company’s internet financial service business provides financial products and services through a proprietary internet financial service platform mainly targeting mass affluent individuals in China.

[2]	“Active clients” refers to registered clients who purchased wealth management products distributed by Noah during the period specified.
[3]	“Average transaction value per client” refers to the average value of wealth management products distributed by Noah that were purchased by active clients during the period specified.

•	The aggregate value of financial products distributed by the Company through its internet financial service platform in the first quarter of 2017 was RMB7.1 billion (US$1.1 billion), a 273.4% increase from the first quarter of 2016.

•	The total number of clients through the Company’s internet financial service platform as of March 31, 2017 was 425,708, up from 402,815 and 294,796 as of December 31, 2016 and March 31, 2016, respectively.

Mr. Kenny Lam, Group President of Noah, commented, “We started 2017 with a strong first quarter and continued momentum. Our wealth management business continues to grow rapidly with a broader range of high quality services and products, which led to higher client loyalty. Our asset management business is in the midst of building new capabilities and our new businesses are beginning to deliver impactful results. We are quite confident of a successful 2017 and will continue to deliver on our long-term strategic objectives.”

FIRST QUARTER 2017 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2017 were RMB713.2 million (US$103.6 million), a 17.5% increase from the corresponding period in 2016, primarily due to increases in one-time commission and recurring service fee revenues.

•	Wealth Management Business

•	Net revenues from one-time commissions for the first quarter of 2017 were RMB342.3 million (US$49.7 million), a 24.5% increase from the corresponding period in 2016. The increase was primarily due to an increase in the aggregate value of the wealth management products distributed by the Company.

•	Net revenues from recurring service fees for the first quarter of 2017 were RMB199.8 million (US$29.0 million), an 18.5% increase from the corresponding period in 2016. The increase was primarily due to the cumulative effect of wealth management products with recurring service fees previously distributed by the Company.

•	Net revenues from performance-based income for the first quarter of 2017 were RMB11.8 million (US$1.7 million), a 74.4% increase from the corresponding period in 2016, primarily due to a year-over-year increase in performance-based income from private equity products distributed in previous periods by the Company.

•	Net revenues from other service fees for the first quarter of 2017 were RMB8.1 million (US$1.2 million), a 39.9% decrease from the corresponding period in 2016,primarily due to the reclassification of some of the other service fee income starting from the second quarter of 2016.

•	Asset Management Business

•	Net revenues from recurring service fees for the first quarter of 2017 were RMB125.5 million (US$18.2 million), a 1.4% decrease from the corresponding period in 2016, primarily due to lower average management fee rates of fund-of-funds products managed in the first quarter of 2017 than those of the direct real estate investment products which had matured since a year ago.

•	Net revenues from performance-based income for the first quarter of 2017 were RMB0.7 million (US$0.1 million), compared to RMB9.1 million in the corresponding period in 2016, primarily due to a decrease in performance-based income from secondary market products.

•	Internet Financial Service Business

•	Net revenues for the first quarter of 2017 were RMB24.8 million (US$3.6 million), a 326.7% increase from the corresponding period in 2016, primarily due to increased volumes of financial products distributed by the internet financial service platform compared to the corresponding period in 2016.

Operating costs and expenses

Operating costs and expenses include compensation and benefits, selling expenses, general and administrative expenses, other operating expenses and government subsidies. Operating costs and expenses for the first quarter of 2017 were RMB456.3 million (US$66.3 million), a 20.1% increase from the corresponding period in 2016. The increase was primarily due to increased compensation costs and decreased government subsidies.

•	Wealth Management Business

Operating costs and expenses for the first quarter of 2017 were RMB352.8 million (US$51.3 million), a 6.8% increase from the corresponding period in 2016.

•	Compensation and benefits includes compensation for relationship managers and back-office employees. Compensation and benefits for the first quarter of 2017 were RMB265.9 million (US$38.6 million), a 12.7% increase from the corresponding period in 2016. In the first quarter of 2017, relationship manager compensation increased by 9.9% from the corresponding period in 2016, as a result of a larger number of relationship managers. Other compensation for the first quarter of 2017 increased by 16.4% from the corresponding period in 2016, primarily due to an increase in the number of back-office employees.

•	Selling expenses for the first quarter of 2017 were RMB54.6 million (US$7.9 million), a 7.1% decrease from the corresponding period in 2016, primarily due to lower expenses for general marketing.

•	General and administrative expenses for the first quarter of 2017 were RMB35.3 million (US$5.1 million), an 43.2% increase from the corresponding period in 2016, primarily due to higher expenses related to promotion conferences held during the first quarter.

•	Other operating expenses, which include other costs incurred directly in relation to the wealth management business’ revenues, were RMB12.4 million (US$1.8 million) for the first quarter of 2017, an increase of 11.9% from the corresponding period in 2016.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. Our wealth management business received RMB15.4 million (US$2.2 million) in government subsidies in the first quarter of 2017, compared to RMB0.1 million in the corresponding period of 2016.

•	Asset Management Business

Operating costs and expenses for the first quarter of 2017 were RMB47.6 million (US$6.9million), excluding government subsidies, compared to RMB60.0 million in the corresponding period of 2016, an increase of 10.4%.

•	Compensation and benefits include compensation of investment professionals, fund operation staff, institutional sales, and other back-office employees. Compensation and benefits for the first quarter of 2017 were RMB39.8 million (US$5.8 million), an 8.4% decrease from the corresponding period in 2016. The decrease was primarily due to less performance-based compensation paid to fund managers as lower performance-based income was recognized in the first quarter of 2017 compared with the corresponding period in 2016.

•	Selling expenses for the first quarter of 2017 were RMB2.1 million (US$0.3 million), compared with RMB1.9 million in the corresponding period of 2016, an increase of 9.0%, primarily due to an increase in expenses related to external consulting services.

•	General and administrative expenses for the first quarter of 2017 were RMB15.3 million (US$2.2 million), a 23.5% increase from the corresponding period in 2016, primarily due to an increase in expenses related to conferencing services incurred for during the quarter.

•	Government subsidies represent cash subsidies received from local governments for general corporate purposes. The asset management business received RMB18.5 million (US$2.7 million) in government subsidies in the first quarter of 2017, compared to RMB68.9 million in the corresponding period in 2016.

•	Internet Financial Service Business

Operating costs and expenses for the first quarter of 2017 were RMB55.9 million (US$8.1 million), a 4.1% decrease from the corresponding period in 2016. Operating costs and expenses for the first quarter of 2017 primarily consisted of compensation and benefits of RMB35.0 million (US$5.1 million), selling expenses of RMB4.0 million (US$0.6 million), general and administrative expenses of RMB9.1 million (US$1.3 million) and other operating expenses of RMB7.9 million (US$1.2 million).

Operating Margin

Operating margin for the first quarter of 2017 was 36.0%, relatively stable compared with 37.4% for the corresponding period in 2016.

•	Operating margin for the wealth management business for the first quarter of 2017 increased to 36.7% from 28.7% for the corresponding period in 2016.

•	Operating margin for the asset management business for the first quarter of 2017 was 62.3%, compared to 106.5% for the corresponding period in 2016. The decrease was primarily due to the RMB18.5 million (US$2.7 million) in government subsidies received in the first quarter of 2017, down from RMB68.9 million in the first quarter of 2016.

•	Operating loss for internet financial service business for the first quarter of 2017 was RMB31.1 million (US$4.5 million), down from RMB52.5 million for the corresponding period of the prior year.

Income Tax Expenses

Income tax expenses for the first quarter of 2017 were RMB61.9 million (US$9.0 million), a 16.0% increase from the corresponding period in 2016. The increase was primarily due to the combined impact of higher taxable income and a higher effective tax rate.

Net Income

•	Net Income

•	Net income for the first quarter of 2017 was RMB215.7 million (US$31.3 million), a 12.0% increase from the corresponding period in 2016.

•	Net margin for the first quarter of 2017 was 30.2%, compared to 31.7% for the corresponding period in 2016.

•	Net income attributable to Noah shareholders for the first quarter of 2017 was RMB217.0 million (US$31.5 million), a 9.0% increase from the corresponding period in 2016.

•	Net margin attributable to Noah shareholders for the first quarter of 2017 was 30.4%, compared to 32.8% for the corresponding period in 2016.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the first quarter of 2017 was RMB3.85 (US$0.56) and RMB3.69 (US$0.54), respectively, compared to RMB3.54 and RMB3.38, respectively, for the corresponding period in 2016.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the first quarter of 2017 was RMB237.2 million (US$34.5 million), a 10.9% increase from the corresponding period in 2016.

•	Non-GAAP net margin attributable to Noah shareholders for the first quarter of 2017 was 33.3%, compared to 35.2% for the corresponding period in 2016.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the first quarter of 2017 was RMB4.03 (US$0.59), as compared to RMB3.63 for the corresponding period in 2016.

Balance Sheet and Cash Flow

As of March 31, 2017, the Company had RMB2,609.2 million (US$379.1 million) in cash and cash equivalents, compared to RMB2,982.5 million as of December 31, 2016 and RMB2,480.3 million as of March 31, 2016.

Cash inflow from the Company’s operating activities during the first quarter of 2017 was RMB24.6 million (US$3.6 million), compared to income from operations of RMB227.3 million, mainly due to the payout of the annual bonus and a temporary increase in other current assets.

Cash outflow from the Company’s investing activities during the first quarter of 2017 was RMB363.9 million (US$52.9 million), primarily due to increases in short-term and long-term investments to improve cash usage and capital management.

Cash outflow from the Company’s financing activities was RMB25.7 million (US$3.7 million) in the first quarter of 2017, during which the Company’s shares were bought back under an authorized share repurchase plan.

On July 8, 2016, the Company’s board of directors authorized a share repurchase program of up to US$50 million worth of its issued and outstanding ADSs over the course of one year. As of March 31, 2017, the Company had repurchased 223,250 ADSs for approximately US$5.1 million under this program, inclusive of transaction charges, at an average effective price of US$22.74.

2017 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2017 will be in the range of RMB825 million to RMB860 million, an increase of 14.1% to 18.9% compared to the full year 2016. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s first quarter 2017 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details

Date/Time	Monday, May 15, 2017 at 8:00 p.m., U.S. Eastern Time Tuesday, May 16, 2017 at 8:00 a.m., Hong Kong Time
Dial in details
- United States Toll Free	+1-888-346-8982
- Mainland China Toll Free	4001-201203
- Hong Kong Toll Free	800-905-945
- International	+1-412-902-4272
Conference Title	Noah Holdings Limited First Quarter 2017 Earnings Call
Participant Password	Noah Holdings

A telephone replay will be available starting one hour after the end of the conference call until May 22, 2017 at +1-877-344-7529

(US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10106560.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income attributable to Noah shareholders results reflecting adjustments to exclude the impact of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to Noah shareholders, non-GAAP net income attributable to Noah shareholders per diluted ADS and non-GAAP net margin attributable to Noah shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the first quarter of 2017, Noah distributed RMB32.7 billion (US$4.8 billion) of wealth management products. Through our subsidiary, Gopher Asset Management, we had assets under management of RMB129.6 billion (US$18.8 billion) as of March 31, 2017.

Our wealth management business primarily distributes onshore and offshore fixed income products, private equity products, secondary market products and insurance products. Noah delivers customized financial solutions to clients through a network of 1,251 relationship managers across 199 branches and sub-branches in 74 cities in China, and serves the international investment needs of its clients through wholly owned subsidiaries in Hong Kong and the United States. The Company’s wealth management business had 148,505 registered clients as of March 31, 2017. Gopher Asset Management is a leading alternative asset manager in China, and manages private equity, real estate, secondary market and other investments denominated in both Renminbi and foreign currencies. We also provide internet financial services through a proprietary internet financial service platform targeting mass affluent individuals in China.

For more information, please visit Noah at ir.noahwm.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the quarter ended March 31, 2017 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8832 to US$1.00, the effective noon buying rate for March 31, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2017 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	December 31, 2016	March 31, 2017	March 31, 2017
	RMB	RMB	USD
Assets
Current assets:
Cash and cash equivalents	2,982,509,565	2,609,189,604	379,066,365
Restricted cash	1,000,000	1,000,000	145,281
Short-term investments	299,174,435	410,236,781	59,599,718
Accounts receivable, net of allowance for doubtful accounts of nil at December 31, 2016 and March 31, 2017	204,131,815	206,698,310	30,029,392
Loans receivable	113,919,956	115,878,152	16,834,924
Amounts due from related parties	438,839,542	599,928,166	87,158,323
Factoring receivables	604,176,000	573,674,100	83,344,099
Other current assets	88,778,883	305,948,259	44,448,550

Total current assets	4,732,530,196	4,822,553,372	700,626,652

Long-term investments	346,920,327	465,155,852	67,578,430
Investment in affiliates	539,176,511	543,279,802	78,928,377
Property and equipment, net	243,489,512	246,843,188	35,861,690
Non-current deferred tax assets	55,726,799	52,577,197	7,638,482
Other non-current assets	38,646,355	38,727,876	5,626,435

Total Assets	5,956,489,700	6,169,137,287	896,260,066

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	555,228,116	384,234,867	55,822,127
Income tax payable	23,161,986	81,487,108	11,838,550
Amounts due to related parties	12,273,000	12,273,000	1,783,037
Deferred revenues	93,252,362	183,354,440	26,637,965
Payable to individual investors of factoring receivables	569,374,828	579,975,393	84,259,558
Other current liabilities	322,421,476	350,841,194	50,970,652
Convertible notes (current)[4]	—	550,656,000	80,000,000

Total current liabilities	1,575,711,768	2,142,822,002	311,311,890

Non-current uncertain tax position liabilities	4,456,335	4,449,328	646,404
Other non-current liabilities	98,945,858	92,314,427	13,411,557
Convertible notes	555,440,000	—	—

Total Liabilities	2,234,553,961	2,239,585,757	325,369,851

Mezzanine Equity - Redeemable non-controlling Interest of Subsidiary	330,664,322	334,589,580	48,609,597

Equity	3,391,271,417	3,594,961,950	522,280,618

Total Liabilities and Equity	5,956,489,700	6,169,137,287	896,260,066

[4]	Convertible bonds classified as current liabilities represent convertible senior notes which may be redeemed within one year. The holders will have the right, at the holders’ option, to require Noah to repurchase for cash on February 3, 2018 or on the maturity date. Thus, it is classified in current liability as of March 31, 2017.

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	March 31, 2016	March 31, 2017	March 31, 2017	Change
	RMB	RMB	USD
Revenues:
Third-party revenues
One-time commissions	228,091,653	199,785,900	29,025,148	(12.4%)
Recurring service fees	107,031,782	135,549,199	19,692,759	26.6%
Performance-based income	9,651,835	12,549,633	1,823,227	30.0%
Other service fees	20,030,783	26,364,626	3,830,286	31.6%

Total third-party revenues	364,806,053	374,249,358	54,371,420	2.6%
Related party revenues
One-time commissions	60,579,007	144,556,591	21,001,364	138.6%
Recurring service fees	202,265,842	191,370,305	27,802,520	(5.4%)
Performance-based income	6,997,951	79,265	11,516	(98.9%)
Other service fees	619,353	6,876,383	999,010	1010.3%

Total related party revenues	270,462,153	342,882,544	49,814,410	26.8%
Total revenues	635,268,206	717,131,902	104,185,830	12.9%
Less: business taxes and related surcharges	(28,110,614)	(3,962,204)	(575,634)	(85.9%)

Net revenues	607,157,592	713,169,698	103,610,196	17.5%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(135,594,705)	(150,313,036)	(21,837,668)	10.9%
Performance fee compensation	(3,346,509)	—	—	(100.0%)
Other Compensations	(174,404,709)	(190,268,992)	(27,642,520)	9.1%

Total compensation and benefits	(313,345,923)	(340,582,028)	(49,480,188)	8.7%
Selling expenses	(67,902,033)	(60,603,173)	(8,804,506)	(10.7%)
General and administrative expenses	(50,213,661)	(59,638,162)	(8,664,308)	18.8%
Other operating expenses	(17,298,096)	(29,445,892)	(4,277,936)	70.2%
Government subsidies	68,941,562	33,932,025	4,929,688	(50.8%)

Total operating costs and expenses	(379,818,151)	(456,337,230)	(66,297,250)	20.1%

Income from operations	227,339,441	256,832,468	37,312,946	13.0%

Other income:
Interest income	8,677,696	8,707,539	1,265,042	0.3%
Interest expenses	(4,664,889)	(4,912,616)	(713,711)	5.3%
Investment income	8,067,380	10,145,532	1,473,955	25.8%
Other income	646,557	1,136,828	165,160	75.8%

Total other income	12,726,744	15,077,283	2,190,447	18.5%

Income before taxes and loss from equity in affiliates	240,066,185	271,909,751	39,503,392	13.3%
Income tax expense	(53,394,844)	(61,915,237)	(8,995,124)	16.0%
Income from equity in affiliates	5,903,283	5,726,356	831,932	(3.0%)

Net income	192,574,624	215,720,870	31,340,201	12.0%
Less: net loss attributable to non-controlling Interests	(6,424,676)	(5,199,594)	(755,404)	(19.1%)
Gain attributable to redeemable non-controlling interest of Subsidiary	—	3,925,258	570,266	—

Net income attributable to Noah Shareholders	198,999,300	216,995,206	31,525,338	9.0%

Income per ADS, basic	3.54	3.85	0.56	8.8%
Income per ADS, diluted	3.38	3.69	0.54	9.2%
Margin analysis:
Operating margin	37.4%	36.0%	36.0%
Net margin	31.7%	30.2%	30.2%
Weighted average ADS equivalent: [1]
Basic	56,176,502	56,364,758	56,364,758
Diluted	60,251,430	60,108,286	60,108,286
ADS equivalent outstanding at end of period	56,214,768	56,415,307	56,415,307

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	March 31, 2016	March 31, 2017	March 31, 2017	Change
	RMB	RMB	USD
Net income	192,574,624	215,720,870	31,340,201	12.0%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(1,546,586)	(4,137,561)	(601,110)	167.5%
Fair value fluctuation of available for sale Investment (after tax)	4,707,100	1,514,491	220,027	(67.8%)

Comprehensive income	195,735,138	213,097,800	30,959,118	8.9%
Less: Comprehensive loss attributable to non-controlling interests	(6,436,694)	(5,315,600)	(772,257)	(17.4%)
Gain attributable to redeemable non-controlling interest of Subsidiary	—	3,925,258	570,266	—

Comprehensive income attributable to Noah Shareholders	202,171,832	214,488,142	31,161,108	6.1%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	March 31, 2016	March 31, 2017	Change
Number of registered clients	105,557	148,505	40.7%
Number of relationship managers	1,137	1,251	10.0%
Number of cities under coverage	68	74	8.8%

	Three months ended
	March 31, 2016	March 31, 2017	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,948	4,362	(11.8%)
Transaction value:
Fixed income products	16,144	22,102	36.9%
Private equity fund products	6,066	9,070	49.5%
Secondary market equity fund products	2,317	1,126	(51.4%)
Other products	287	377	31.3%

Total transaction value	24,813	32,675	31.7%

Average transaction value per client	5.01	7.49	49.4%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2017
	Wealth Management Business	Asset Management Business	Internet Financial Service Business	Total
	RMB	RMB	RMB	RMB
Revenues:
Third-party revenues
One-time commissions	199,653,023	132,877	—	199,785,900
Recurring service fees	128,155,389	7,393,810	—	135,549,199
Performance-based income	11,886,301	663,332	—	12,549,633
Other service fees	8,161,044	—	18,203,582	26,364,626

Total third-party revenues	347,855,757	8,190,019	18,203,582	374,249,358

Related party revenues
One-time commissions	144,542,049	14,542	—	144,556,591
Recurring service fees	72,785,242	118,585,063	—	191,370,305
Performance-based income	—	79,265	—	79,265
Other service fees	—	—	6,876,383	6,876,383

Total related party revenues	217,327,291	118,678,870	6,876,383	342,882,544

Total revenues	565,183,048	126,868,889	25,079,965	717,131,902
Less: business taxes and related surcharges	(3,194,542)	(470,579)	(297,083)	(3,962,204)

Net revenues	561,988,506	126,398,310	24,782,882	713,169,698

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(148,960,020)	(3,000)	(1,350,016)	(150,313,036)
Other compensation	(116,901,365)	(39,762,494)	(33,605,133)	(190,268,992)

Total compensation and benefits	(265,861,385)	(39,765,494)	(34,955,149)	(340,582,028)

Selling expenses	(54,571,915)	(2,072,478)	(3,958,780)	(60,603,173)
General and administrative expenses	(35,300,244)	(15,266,650)	(9,071,268)	(59,638,162)
Other operating expenses	(12,447,000)	(9,064,259)	(7,934,633)	(29,445,892)
Government subsidies	15,412,025	18,520,000	—	33,932,025

Total operating costs and expenses	(352,768,519)	(47,648,881)	(55,919,830)	(456,337,230)

Income(loss) from operations	209,219,987	78,749,429	(31,136,948)	256,832,468

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2016
	Wealth Management Business	Asset Management Business	Internet Financial Service Business	Total
	RMB	RMB	RMB	RMB
Revenues:
Third-party revenues
One-time commissions	227,814,903	276,750	—	228,091,653
Recurring service fees	93,597,180	13,434,602	—	107,031,782
Performance-based income	7,084,942	2,566,893	—	9,651,835
Other service fees	13,507,742	—	6,523,041	20,030,783

Total third-party revenues	342,004,767	16,278,245	6,523,041	364,806,053

Related party revenues
One-time commissions	59,505,300	1,073,707	—	60,579,007
Recurring service fees	82,646,476	119,619,366	—	202,265,842
Performance-based income	—	6,997,951	—	6,997,951
Other service fees	614,194	—	5,159	619,353

Total related party revenues	142,765,970	127,691,024	5,159	270,462,153

Total revenues	484,770,737	143,969,269	6,528,200	635,268,206
Less: business taxes and related surcharges	(21,128,796)	(6,261,747)	(720,071)	(28,110,614)

Net revenues	463,641,941	137,707,522	5,808,129	607,157,592

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(135,564,480)	(29,308)	(917)	(135,594,705)
Performance fee compensation	—	(3,346,509)	—	(3,346,509)
Other compensation	(100,410,596)	(40,050,216)	(33,943,897)	(174,404,709)

Total compensation and benefits	(235,975,076)	(43,426,033)	(33,944,814)	(313,345,923)
Selling expenses	(58,757,267)	(1,900,708)	(7,244,058)	(67,902,033)
General and administrative expenses	(24,644,143)	(12,360,500)	(13,209,018)	(50,213,661)
Other operating expenses	(11,124,898)	(2,270,719)	(3,902,479)	(17,298,096)
Government subsidies	64,000	68,877,562	—	68,941,562

Total operating costs and expenses	(330,437,384)	8,919,602	(58,300,369)	(379,818,151)

Income(loss) from operations	133,204,557	146,627,124	(52,492,240)	227,339,441

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	March 31, 2016	March 31, 2017	Change
	RMB	RMB
Net income attributable to Noah Shareholders	198,999,300	216,995,206	9.0%
Adjustment for share-based compensation related to:
Share options	12,366,451	12,531,277	1.3%
Restricted shares	2,597,654	7,710,520	196.8%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	213,963,404	237,237,003	10.9%

Net margin	31.7%	30.2%
Adjusted net margin (non-GAAP)*	34.2%	33.1%

Net income attributable to Noah Shareholders per ADS, diluted	3.38	3.69	9.2%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	3.63	4.03	11.0%

*	The non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.